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                              March 11, 2022

       Danilo Vukadinovic
       President, Chief Executive Officer, and Director
       Welsis Corp.
       Bulevar Mihajla Pupina 115
       Belgrade, Serbia 11070

                                                        Re: Welsis Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed February 24,
2022
                                                            File No. 333-261614

       Dear Mr. Vukadinovic:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed February 24, 2022

       Prospectus Summary, page 5

   1. We note your response to prior comment 5. Please clarify how this agreement is considered a
"freelance" agreement, yet seems to be a one-year contract. Additionally, please explain how the
agreement has a non compete clause if the psychologists are
                                                        considered "freelance."
Furthermore, the agreements states: "Both the company and the service provider
(psychologist) agree that the service provider will act as an independent freelance contractor in
the performance of its duties under the agreement."
 Danilo Vukadinovic
FirstName  LastNameDanilo Vukadinovic
Welsis Corp.
Comapany
March      NameWelsis Corp.
       11, 2022
March2 11, 2022 Page 2
Page
FirstName LastName
ITEM 16. EXHIBITS
23.2 Consent of Independent Auditor, page II-2

2. Please have your auditors revise their consent filed as Exhibit 23.2 to correctly state the date of their audit report relating to the financial statements of Welsis Corp. as of
         September 30, 2021.
       You may contact Sasha Parikh at (202) 551-3627 or Al Pavot at (202) 551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at (202) 551-6477 or Jeffrey Gabor at (202) 551-2544 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences